Exhibit 11

The Middleton Doll Company and Subsidiaries
Computation Of Net Loss Per Common Share

	For the Year Ended December 31,
	2007	2006
Net loss available to common shareholders	$(1,495,759)	$(376,088)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,783,274	3,727,589
Assumed conversion of stock options	43,457	--

Weighted average common shares
outstanding (diluted)	3,826,731	3,727,589

Basic loss per share	$(0.40)	$(0.10)

Diluted losss per share	$(0.40)	$(0.10)